UNITES STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 29, 2015

NEPHROS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation)	001-32288 (Commission File Number)	13-3971809 (IRS Employer Identification No.)

41 Grand Avenue, River Edge, New Jersey 07661 (Address of principal executive offices, including ZIP code)

(201) 343-5202 (Registrant’s telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☑	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On September 29, 2015, Nephros, Inc. (the “Company”) entered into a Warrant Amendment and Exercise Agreement (the “Amendment”) with Lambda Investors, LLC (“Lambda”). Pursuant to the Amendment, the Company agreed to reduce the current exercise price of the Class D Warrant issued to Lambda on November 14, 2007 (together with all amendments thereto entered into prior to the Amendment, the “Warrant”) representing the right to purchase 11,742,100 shares of the Company’s common stock by 50%, to $0.15 per share, in exchange for Lambda’s agreement to exercise such Warrant in its entirety. Upon exercise of the Warrant, the Company issued 11,742,100 shares of common stock to Lambda and received approximately $1.76 million in cash proceeds from Lambda. Following such exercise, no Class D Warrants remain outstanding. Lambda represented to the Company, among other things, that it was an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)), and the Company issued the shares in reliance upon an exemption from registration contained in Section 4(a)(2) under the Securities Act.

In addition, pursuant to the Amendment, the Company has committed to initiating a tender offer to the holders of all of its remaining outstanding warrants pursuant to which it will offer such holders the right to exercise their respective warrants at a 50% discount to their current exercise prices, which range from $0.40 to $0.85 per share. If all remaining warrants are exercised at the discounted prices, the Company would receive maximum additional proceeds of approximately $1.39 million.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 4.1, and which is incorporated herein in its entirety by reference.

IMPORTANT NOTICE:

The discussion of the tender offer contained in this Current Report is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell securities. The offer to exercise the Company’s outstanding warrants has not yet commenced. The offer to exercise the will be made only pursuant to a written offer to exercise and other related materials that are expected to be mailed to all holders of the Company’s outstanding warrants shortly after commencement of the tender offer, at no expense to the holders. Holders of the warrants should read those materials and the documents incorporated therein by reference carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. The Company will file a Tender Offer Statement on Schedule TO-I (the “Tender Offer Statement”) with the Securities and Exchange Commission (the “SEC”). The Tender Offer Statement, including the offer to exercise and other related materials, will also be available to stockholders at no charge on the SEC’s website at www.sec.gov or from the Company. Holders of the Company’s warrants are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

Item 3.02	Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 is incorporated herein by reference.

Item 8.01	Other Information

On September 30, 2015, the Company issued a press release announcing the Amendment and that it intends to commence a tender offer to the holders of all of its remaining outstanding warrants. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

4.1	Warrant Amendment and Exercise Agreement, dated September 29, 2015, between Nephros, Inc. and Lambda Investors, LLC.

99.1	Press Release, dated September 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nephros, Inc.

Dated: September 30, 2015

By:  /s/ Daron Evans

Daron Evans

President & Chief Executive Officer

Index to Exhibits Filed with this Report

Exhibit No.	Description

4.1	Warrant Amendment and Exercise Agreement, dated September 29, 2015, between Nephros, Inc. and Lambda Investors, LLC.

99.1	Press Release, dated September 30, 2015.